UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

R. Randall Rollins

and

Gary W. Rollins

2170 Piedmont Road, N.E., Atlanta, GA  30324

(404) 888-2201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

(1)	Name of Reporting Person. I.R.S. Identification No. of Above Person (Entities Only) R. Randall Rollins

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,794,200

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,794,200

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,794,200

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.4%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

(1)	Name of Reporting Person. I.R.S. Identification No. of Above Person (Entities Only) Gary W. Rollins

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,794,200

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,794,200

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,794,200

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.4%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

Item 1.	Security and Issuer.
See initial filing.

Item 2.	Identity and Background.
See initial filing.

Item 3.	Source and Amount of Funds or Other Consideration.
Personal funds.

Item 4.	Purpose of Transaction
No update from prior filings.

Item 5.	Interest in Securities of the Issuer.

(a)

Amount beneficially owned by R. Randall Rollins: 2,794,200.  R. Randall Rollins beneficially owns 290,700 shares of Common Stock and 2,503,500 shares of Class A Common Stock.  This represents 13.4% of the Company’s outstanding Common Stock (calculated for these purposes under Rule 13d by assuming the conversion of all shares of Class A Common Stock beneficially owned by R. Randall Rollins into shares of Common Stock).

Amount beneficially owned by Gary W. Rollins: 2,794,200. Gary W. Rollins beneficially owns 290,700 shares of Common Stock and 2,503,500 shares of Class A Common Stock.  This represents 13.4% of the Company’s outstanding Common Stock (calculated for these purposes under Rule 13d by assuming the conversion of all shares of Class A Common Stock beneficially owned by Gary W. Rollins into shares of Common Stock).

(b)	Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)	Information with respect to privately negotiated purchase effected during the past sixty (60) days is as follows:

			Class A Common Stock	Purchase Price
	Stockholder	Date	Shares Purchased	Per Share
	R. Randall Rollins	10-31-12	473,500	$1.37
	Gary W. Rollins	10-31-12	473,500	$1.37

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See prior filings.

Item 7.	Material to be Filed as Exhibits.
See prior filings.

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2012	/s/ R. Randall Rollins
R. Randall Rollins

/s/ Gary W. Rollins
Gary W. Rollins

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is accurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date: October 31, 2012	/s/ R. Randall Rollins
R. Randall Rollins

/s/ Gary W. Rollins
Gary W. Rollins